UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-33063

Citizens Republic Bancorp, Inc.

(Exact name of registrant as specified in its charter)

328 South Saginaw Street

Flint, Michigan 48502

(810) 766-7500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, FirstMerit Corporation, as successor by merger to Citizens Republic Bancorp, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FirstMerit Corporation (as successor by merger to
Citizens Republic Bancorp, Inc.)

Date: April 24, 2013	By:	/s/ Carlton E. Langer
	Name:	Carlton E. Langer
	Title:	Senior Vice President, Chief Legal Officer and Secretary